Exhibit 99.1

February 14, 2014

To:

Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Financial Services
Commission, Securities Division

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Securities Commission of Newfoundland
and Labrador

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Registrar of Securities, Northwest Territories

Registrar of Securities, Nunavut

Registrar of Securities, Yukon

cc:	Toronto Stock Exchange (via SEDAR)
New York Stock Exchange, Inc. (via egovdirect.com)
The Canadian Depository for Securities Ltd. (via Transfer Agent)

Re:	Encana Corporation
Notice of Annual Meeting of Shareholders
and Notice of Record Date

We advise the following with respect to the upcoming Annual Meeting of Shareholders of Encana Corporation:

1.	Meeting Type	Annual
2.	Securities Entitled to Receive Notice of & Vote at the Meeting	Common Shares
3.	CUSIP Number	292505 104
4.	ISIN Number	CA292505 104 7
5.	Record Date for Notice & Voting	March 14, 2014
6.	Beneficial Ownership Determination Date	March 14, 2014
7.	Meeting Date	May 13, 2014
8.	Meeting Location	Calgary, Alberta

Per:	“Jeffrey G. Paulson”
Jeffrey G. Paulson, Corporate Secretary

Encana Corporation 1800, 855 – 2 Street SW PO Box 2850 Calgary, Alberta Canada T2P 2S5 t 403.645.2000 f 403.645.3400 www.encana.com